2025 REPORT

Techless


Clock
Calculator
Camera
Maps
Music
Notes
Photos
Settings
Phone
Messages

Dear investors,

We are just getting started. This next year is shaping up to be one of our most exciting yet, with continued growth, product improvements, and expanding awareness around digital wellness. Cultural sentiment is shifting, and more people than ever are questioning the role smartphones play in their lives. Wisephone is positioned at the intersection of that shift—offering a practical, tangible solution rather than just a philosophy.

We need your help!

Wisephone was created to meet a growing and urgent need—technology that serves people, families, and values rather than competing for attention. What started as a bold idea has become a rapidly growing movement of parents, individuals, schools, and organizations who are actively searching for healthier alternatives

to the status quo in consumer tech. We are still early in the journey, but the momentum is real, and the opportunity ahead of us is significant.

Word-of-mouth has always been one of Wisephone's strongest growth drivers. Our customers don't just buy a product—they become advocates. They share their experiences with friends, family members, churches, schools, and communities because Wisephone solves a problem they feel personally. When trusted voices talk about Wisephone, it carries more weight than any advertisement ever could.

As an investor, your voice is uniquely powerful. You are connected to other founders, operators, families, and decision-makers who care deeply about where technology is headed. Simply mentioning Wisephone in conversations, sharing our story when relevant, or introducing us to individuals or organizations who align with our mission can make an outsized impact at this stage. Whether it's a parent looking for a first phone for their child, a school exploring healthier tech policies, or a leader concerned about digital well-being, these organic connections help Wisephone reach the people who need it most.

Sincerely,

Douglas Kaspar
Member - Board of Directors

Christopher Kaspar
CEO & Founder

Wes Lyons
General Partner, Eagle Venture Fund

How did we do this year?



REPORT CARD

A+

☺ The Good

4X revenue growth in 2025.

Team grew bringing great value and thought leadership.

Product stability.

☹ The Bad

Team bandwidth was stretched thin in first 1/2 of the year.

Roadblocks with outside vendors.

Finding a turn key integrated system to stream line all processes.
(Work in Progress!)

2025 At a Glance

January 1 to December 31



$4,181,225 **+373%**
Revenue



-$584,394
Net Loss



$486,621 **+39%**
Short Term Debt



$500,000
Raised in 2025



$222,000
Cash on Hand
As of 02/10/26

INCOME   BALANCE   NARRATIVE



🟢 Revenues   🔴 Profit



$4,181,225

$884,305

-$584,394

-$1,073,507
2024
2025

Net Margin: -14% Gross Margin: 47% Return on Assets: -36% Earnings per Share: -$0.07

Revenue per Employee: $522,653 Cash to Assets: 19% Revenue to Receivables: 1,129

Debt Ratio: 64%

Techless_GAAP_Financials_2024-2025.Financials.pdf

December_2025_Techless_Monthly_Report.pdf

Techless__Inc._GAAP_Financial_Report.pdf

We ❤ Our 117 Investors

Thank You For Believing In Us

Roderick Herron
Matthew James...
Richard Rowbotham
Tom Grabowski
Larry Findley III
Yudah Schwartz
Paul Stephenson
Michael Pea
Abraham Polishchuk
Jeremy Mohler
Wesley Claudy
Paula Warwick
Alexey Krasnoriadtsev
Matilde Aluja Amill
Daniel Rice
Marcos Rios Larrain
Charity Huff
Kenneth Stewart, D.O.
Kenny Honnas
Brian Augenstein
Justin Robert Milliet...
Cameron Pak
Timothy Foley
Sarah Gillespie
Crystal Labbe
Ryan Jones
Tyler Harris
Bethany Timmons
Quinn Sicking
Jarod Raber
G Armstrong
Timothy Carroll
George Casey
Guillaume ARRIGHI
Tyler Hains
Hayden Rose
Saul Costa
Tina Buskirk
Spencer Pugh
Lauren Sun
Heath Tollis
Kyle Milton
Kevin W
Jeffrey Boatner
Jocelynn Heck
Candace Dunston
James Brumbeloe
Joshua Kammerer
Gabriel Luedecke
Fred R Stussi
David Widder-...
Uday Kiran...
Brittany Conners
Diana Mitchell
Brian Smith
Dana Jackson
Rhonda K Rogers
Adam Richard Evers
Benjamin Dillon...
Caleb Strauss
Joshua Heinen
Nat Gove
Aimee Reed
Jacob Schwab
Ivan Arocho
Sayali Vaidya
Tom Wright
Pattie Mercadante
Manojlo Niksic
Jesse Saltarelli
Glenn Burney
Fernando Morales
Nathan Kline
Mike Arnold
Dano Jukanovich
Denny Lave
Matthew Tamer
Chloe S
Randy Johnson
Justin Hoffman
Thomas Morgan...
Adam Stone
Dean Repper
Thomas Thurston
Jack Jahnke
Azaria Dunston
Tim Hoffman
Carlota Aluja
Dale Gardner
Shani Blaze
Emanuel Villa
Diane Begin
Joe Mastroieni
Gregory Henderson
Allison Bebee
Cade Joiner
Garth L. Gill
Amanda CROOK

Thank You!

Thank You!

From the Techless Team



Christopher Kaspar

CEO & Founder

Award-winning entrepreneur. 3x founder including ad & film agencies with clients including Chick-Fil-A and distribution during the NFL Super Bowl. Drove $1B in value for...



Waleed Yasin

Head of Engineering

Engineering expert. Built Burger King app to 10M+ users. Developed custom OS for Techless to protect user privac...



Wesley Lyons

Techless Board Member

General Partner at Eagle Venture Fund. 3x private equity fund founder. US Navy Reserve Veteran. Officer in Charge of t...

Details

The Board of Directors

Director	Occupation	Joined
Christopher Kaspar	Founder & CEO @ Techless	2019
Douglas Kaspar	Board of Directors @ Kaspar Companies	2021
Wes Lyons	General Partner @ Eagle Venture	2021

Officers

Officer	Title	Joined
Christopher Kaspar	CEO and President	2019

Voting Power ❓

Holder	Securities Held	Voting Power
Christopher Kaspar	5,002,669 Class A Shares	59.8%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2024	$337,805		4(a)(6)
12/2025	$500,000		Other

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Chris Kaspar ❓	12/19/2025	$500,000	$500,000 ❓	7.25%	12/29/2027	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common (Ca)	7,725,044	7,725,044	Yes
Class B Common (Cb)	538,161	538,161	No
Class C Common (Cc)	700,467	700,467	No

Warrants: 0
Options: 0

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Techless relies on supply chains to produce and deliver its product to customers. Interruptions to that supply chain - whether via individual distributors, or global events - could impact the Company's ability to deliver its product on time and at the necessary cost.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may face competition from other cell phone or hardware manufactures in the future. Competitors may be better funded or have better brand recognition than Techless.

The development and marketing of its products require a significant amount of capital, and a significant amount of time may elapse between the expenditure of funds and the receipt of revenues from sales of the Company's products, if any. The Company's management has estimated this lapse and believes that they have made sufficient provision for it in the Company's business plan. However, in the event of unexpected development delays or cost overruns, which are common, there can be no assurance that the Company will have sufficient funds to execute its business plan. Unexpected delays can involve issues like supply chain disruptions, loss of supplier relationships, problems with product testing or design related issues and any other problems that arise but are not a problem today. Cost overruns can involve increasing costs due to inflation, shortages of component parts, labor shortages, increased costs of transporting and delivery of inventory and product, and any other cost factor involved in producing or selling Company's product. If the Company is required to obtain additional financing in the future, there can be no assurance that capital will be available on terms acceptable to the Company, if at all. If financing is not available on satisfactory terms, the Company may be unable to continue to develop and market its products and its operating results will be adversely affected.

The Company has limited operating history and is subject to the risks typical of new businesses. The company has only recently commenced business operations as of March 2019, and has limited operating history. As such, it has yet to demonstrate that the Company or its product can generate revenues sufficient to sustain its business operations or prove the business model. There can be no assurance that the Company's operations will ever achieve or maintain profitability or generate distributable cash from operations.

The Company's success is highly dependent on its ability to develop, market and support its single product. The Company's success is dependent on a single product and related service. At this time the Company has no plans to develop additional products or services. Because its opportunities for success will be based on a single product, with a single target market, for the foreseeable future, the Company's viability depends on market acceptance of the Company's sole product. There can be no assurance that the Company will be able to generate internally or otherwise obtain sufficient capital to further develop its product and successfully attract and retain customers in a competitive marketplace. Factors adversely affecting the pricing of or demand for the Company's products, such as competition or technological change, could dramatically affect the Company's operating results. If the Company is unable to successfully deploy and support its product and attract users, the Company's business will not be successful.

The Company's success is highly dependent on key personnel and the need to attract and retain qualified employees. The Company's success is highly dependent upon the efforts of its management team. The Company could lose one or more managers or other key employees at any time. The Company could be materially and adversely affected by the loss of one or more of its key employees and/or by any prolonged delay in filling key positions. In addition, the successful operation of the business is heavily dependent on the Company's ability to recruit, retain and motivate additional highly qualified personnel. Competition for such personnel is intense, and the inability to attract and retain the qualified employees required to develop, produce and market the Company's mobile phone devices and related content management could materially and adversely affect the Company's business, financial performance and viability.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Techless, Inc.

Delaware Corporation
Organized February 2024
8 employees
123 E. 7th Street
Shiner TX 77984 https://techless.com

Business Description

Refer to the Techless profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Techless is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄